UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Treasure & Shipwreck Recovery, Inc. f/k/a Beliss Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

077827103

(CUSIP Number)

April 26, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

1

1		NAME OF REPORTING PERSONS Greentree Financial Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Florida, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,054,901 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,054,901 (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,054,901 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (2)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All shares of Common Stock, $.001 par value (the “Common Stock”), of Treasure & Shipwreck, Inc. (the “Issuer”) held by Greentree Financial Group, Inc. (“Reporting Person”) may be deemed to be beneficially owned by the Reporting Person.

(2)	Based on (a) 55,105,715 shares of the Issuer’s Common Stock outstanding as of August 28, 2023 based on information provided by the Issuer; and (b) 6,054,901 shares of Common Stock issuable by the Issuer pursuant to the terms of the Convertible Notes and Warrant, as described in Item 4(a) of this Schedule 13G.

CUSIP No. 077827103	2

Item 1(a).	Name of Issuer:

Treasure & Shipwreck Recovery, Inc. f/k/a Beliss Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

13046 Racetrack Road #243, Tampa, FL 33626

Item 2(a).	Name of Persons Filing:

Greentree Financial Group, Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

1000 S Pine Island Road, Suite 210

Plantation, FL 33324

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, Par Value $.001

Item 2(e).	CUSIP Number:

077827103

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Item 4.	Ownership:
(a)	Amount Beneficially Owned:

As of September 5, 2023, the Reporting Person may be

deemed the beneficial owner of 6,054,901 shares of Common Stock, consisting of

6,054,901 shares of Common Stock issuable upon the conversion of a convertible promissory note dated April 22, 2021, as amended, the convertible promissory note dated May 5, 2021, as amended, (collectively the “Convertible Notes”) and the exercise of a warrant agreement dated June 28, 2023 (the “Warrant”).

(b)	Percent of Class:

As of September 5, 2023, the Reporting Person may be deemed the beneficial owners of approximately 9.99% of shares of Common Stock outstanding

(based on 61,160,616 shares of Common Stock outstanding after giving effect to the

Conversion and/or exercise of the Convertible Notes and Warrant above, per information provided by the Issuer).

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 6,054,901
(ii)	shared power to vote or to direct the vote: 0
(iii)	sole power to dispose or to direct the disposition of: 6,054,901
(iv)	shared power to dispose or to direct the disposition of: 0

CUSIP No. 077827103	3

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of Greentree Financial Group, Inc. are entitled to receive, or have the power to direct, the receipt of dividends from or the proceeds of sales of the securities of the Issuer held for the account of Greentree Financial Group, Inc., in accordance with their ownership interests in Greentree Financial Group, Inc .

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 077827103	4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2023

Greentree Financial Group Inc.

By:	/s/ Robert C. Cottone Robert C. Cottone Vice-President

CUSIP No. 077827103	5